UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number: 001-38714

STONECO LTD.

(Exact name of registrant as specified in its charter)

4th Floor, Harbour Place

103 South Church Street, P.O. Box 10240

Grand Cayman, KY1-1002, Cayman Islands

+55 (11) 3004-9680

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

StoneCo Ltd. Announces Actions to Address Impacts of COVID-19 Pandemic

George Town, Grand Cayman, May 12, 2020 -- StoneCo Ltd. (Nasdaq: STNE) (“Stone”) today publicly released a CEO Letter from Thiago Piau to the Stone team. An English version of the CEO letter is attached to this announcement.

The announcement today is part of a series of measures we are taking in the context of the COVID-19 crisis, which focus on four main priorities:

1.	protecting the health and safety of our team and our clients;

2.	helping small and medium businesses withstand this crisis and reinvent their businesses in this new environment;

3.	contributing to our communities through public health initiatives and support for local businesses; and

4.	keeping our business financially strong, improving operational efficiency and allocating capital wisely.

On priority 1 approximately 90% of Stone team members are working from home, including most salespeople, who are working remotely and onboarding clients through telephone and chat. We have distributed protective equipment to our teams and are providing regular information on how to prevent the disease, identify symptoms and continue to serve clients safely. We have also established a 24/7 digital health support to all our employees.

On priorities 2 and 3, we have acted on many fronts, including creating a campaign and a platform to encourage the public to buy locally and help small and medium businesses. The campaign (https://cuidedopequenonegocio.com.br/), which reached millions of people, makes available tools to enable clients to sell online and better manage their digital and social sales channels. To support health and safety within our communities we have: (i) provided R$30 million in relief to our clients, including subscription exemptions and lower prepayment rates for the hardest-hit sectors; (ii) provided R$100 million in microlending to meet our clients' liquidity needs; (iii) contributed R$5 million to the construction of a temporary hospital in Rio de Janeiro; and (iv) donated R$500,000 for the purchase of 10,000 COVID-19 tests.

On priority 4 above, to keep our business financially strong we have taken steps to further strengthen our balance sheet, enhance liquidity, and improve our operational efficiency, while maintaining the quality of our services. We have been a safe harbor for our clients, providing daily liquidity for their working capital needs. We have increased operational efficiency through a redesign of processes. Finally, we are been very diligent in managing costs and expenses, as well as capital expenditures in order to support our profitability and enable us to keep allocating capital wisely for our future growth and the evolution of our products.

While our balance sheet position is strong, and we are seeing partial volume recovery in April and early May, we believe that our mission to help entrepreneurs in Brazil requires from us even harder work and discipline. We believe that together society will overcome this challenge and create a better and healthy future.

We will be happy to provide more detail on the measures we are taking on our 1Q20 Conference Call on May 26th, 2020.

About Stone

Stone is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Contact:

Investor Relations

investors@stone.co

https://investors.stone.co/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StoneCo Ltd.

By:	/s/ Thiago dos Santos Piau
	Name:	Thiago dos Santos Piau
	Title:	Chief Executive Officer

Date: May 12, 2020

EXHIBIT INDEX

Exhibit No.	Description
99.1	Letter from Thiago dos Santos Piau, Chief Executive Officer of StoneCo Ltd. dated May 12, 2020